MARTIN LIPTON HERBERT M. WACHTELL PAUL VIZCARRONDO, JR. THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ANDREW R. BROWNSTEIN MARC WOLINSKY STEVEN A. ROSENBLUM JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH RALPH M. LEVENE RICHARD G. MASON DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ ILENE KNABLE GOTTS JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH WILLIAM SAVITT

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST ADAM J. SHAPIRO

NELSON O. FITTS JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

GEORGE T. CONWAY III

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

AMY R. WOLF

			ELAINE P. GOLIN EMIL A. KLEINHAUS KARESSA L. CAIN RONALD C. CHEN GORDON S. MOODIE	RYAN A. McLEOD ANITHA REDDY JOHN L. ROBINSON JOHN R. SOBOLEWSKI STEVEN WINTER
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

	DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com July 30, 2018

VIA HAND DELIVERY AND EDGAR

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Osprey Energy Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed July 16, 2017 File No. 001-38158

Dear Mr. Reynolds:

On behalf of our client, Osprey Energy Acquisition Corp. (“Osprey” or the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 27, 2018 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Commission on July 16, 2018 (the “Amendment No. 1”). In connection with this letter, the Company is filing on EDGAR an amendment to Amendment No. 1 (“Amendment No. 2”) on the date hereof. We are separately furnishing to the Staff a courtesy copy of Amendment No. 2 marked to show the changes from Amendment No. 1.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold below, followed by the Company’s responses. Page numbers refer to the page numbers in Amendment No. 2.

Falcon Minerals Corporation, page 18

Overview of Royal and the Royal Entities, page 18

1.	We note your response to prior comment 1. We also note the disclosure that “Royal has historically operated with high cash margins, converting a large percentage of revenue to free cash flow, the majority of which can be distributed to its shareholders.” Please revise the disclosure here to clarify that Royal has not historically distributed dividends and your organizational documents will not require you to declare dividends. As appropriate, please include a related risk factor in this regard.

Response: The Company has revised Amendment No. 1 on pages 18 and 52 of Amendment No. 2 in response to the Staff’s comment.

Dividend Policy, page 22

2.	We note your response to prior comment 1 and the disclosure that Osprey “initially” intends to pay out substantially all of the free cash flow of the combined company in the form of a regular quarterly dividend. Please revise to define free cash flow and explain whether you intend on paying the quarterly dividend for a certain specified period.

Response: The Company has revised Amendment No. 1 on pages 22 and 52 of Amendment No. 2 in response to the Staff’s comment.

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Summary Historical Reserve and Operating Data of Royal and the Royal Entities, page 35

3.	Your response to prior comment number 3 indicates that the Eagle Ford Shale contained 15% or more of your total proved reserves as of December 31, 2017. Information in your filing indicates that you have reserves in areas other than the Eagle Ford Shale, including the Marcellus Shale and Point Pleasant formations. In view of this, and given that you have disclosed production, by final product sold, in total only, it appears that have not disclosed production, by final product sold, for the Eagle Ford Shale. Revise your presentation to address this apparent inconsistency.

Response: The Company has revised Amendment No. 1 on pages 36, 145 and 161 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Osprey, page 66

4.	We note your response to prior comment 5, regarding your reverse merger accounting plan. Please explain to us your view as to whether Osprey Opco is or would be a variable interest entity and address the applicability of paragraph 805-10-25-5 and the Variable Interest Entities Subsections of Subtopic 810-10 of the FASB ASC.

Response: The Company respectfully advises the Staff that the Company has carefully reviewed the Variable Interest Entities Subsections of Subtopic 810-10 of the FASB ASC and has determined that Falcon Minerals Operation Partnership, L.P. (“Osprey Opco”) will not be a variable interest entity (“VIE”) following the business combination. Specifically, in reaching this conclusion, the Company considered the provisions of ASC 810-10-15-14, which provide that in order to be considered a VIE, an entity must meet one of the following characteristics:

●	The entity does not have sufficient equity investment at risk;
●	The equity investors at risk, as a group, lack the characteristics of a controlling financial interest; or
●	The entity is structured with disproportionate voting rights, and substantially all of the activities are conducted on behalf of an investor with disproportionately few voting rights.

Also, because Osprey Opco is a legal partnership, the Company considered the applicability of ASC 810-10-15-14(b)(ii) which requires a determination that the limited partners have substantive kick-out or participation rights in order not to be considered a VIE.

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The Company respectfully advises the Staff that, after careful consideration, the Company has determined that Osprey Opco will not meet any of these characteristics following the proposed business combination, which is accounted for under the accounting principles generally accepted in the United States (“GAAP”) as a reverse recapitalization transaction.

Based upon the Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2018 included in Amendment No. 2, following the proposed business combination, Osprey Opco will have assets of approximately $302.91 million (assuming no redemptions) or $293.01 million (assuming illustrative redemptions of 8,599,250 shares of Osprey’s Class A common stock) and liabilities of approximately $31.79 million (assuming no redemptions) or $73.31 million (assuming illustrative redemptions). Thus, Osprey Opco will have equity of approximately $271.13 million (assuming no redemptions) or $219.70 million (assuming illustrative redemptions), all of which is at risk and which represents 89.5% (assuming no redemptions) or 75.0% (assuming illustrative redemptions) of the total assets of Osprey Opco. Therefore, the Company has concluded that Osprey Opco has sufficient equity investment at risk.

Following the proposed recapitalization transaction, the equity investors in Osprey Opco will be the Company and Noble Royalties Acquisition Co. LP, Hooks Ranch Holdings LP, DGK ORRI Holdings, LP, DGK ORRI GP LLC and Hooks Holding Company GP, LLC (collectively, the “Contributors”). No other party will have any controlling or financial interest in Osprey Opco, other than its general partner, a wholly owned subsidiary of the Company. All distributions are absolutely proportionate to equity interests. Accordingly, as a group the equity owners have a controlling financial interest in Osprey Opco.

While the Contributors have very limited rights to control the management of Osprey Opco directly, pursuant to the terms of the proposed recapitalization transaction and the organizational documents of the Company and Osprey Opco, the Contributors have voting interests in the Company (46.6% of the total outstanding voting stock of the Company, assuming no redemptions) equal to their economic interests in Osprey Opco (46.6% of the economic interests of Osprey Opco, assuming no redemptions). Since the Company controls Osprey Opco through its general partner, a wholly owned subsidiary of the Company, all equity holders of Osprey Opco indirectly have voting rights proportional to their economic interests. Pursuant to the terms of the organizational documents of the Company and Osprey Opco, the shares of Osprey’s Class C common stock granting the Contributors their voting interests in the Company are not separable from the Contributors’ interest in Osprey Opco, and as such interest decreases, the voting interests in the Company decrease in exact proportion. Finally, even if it were concluded that certain investors in Osprey held disproportionately fewer voting rights, substantially all of Osprey Opco’s activities are not conducted on behalf of that investor. As such, the Company has determined that the criteria in ASC 810-10-15-14(c) is not met.

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In addition, since the Contributors have voting interests in the Company proportional to their economic interests in Osprey Opco , the Company does not believe that Osprey Opco qualifies as a partnership or similar entity for the purpose of ASC 810-10. Even if one were to argue that the guidance would apply, as described in the Company’s response to prior comment 5 in our response letter dated July 16, 2018, the Contributors and their controlling affiliates, Royal Resources L.P. (“Royal”) and Blackstone Management Partners, L.L.C. (“Blackstone”), will have functional control over the Company, including due to Blackstone’s right to designate a majority of the members of the board of directors of the Company as of and following the closing of the recapitalization transaction pursuant to the shareholders agreement to be entered into at the closing and the fact that Royal is expected to hold 46.6% of the shares of voting stock of the Company following the closing of the recapitalization transaction, assuming no redemptions. Therefore, the Contributors and their affiliates will have the ability to replace the general partner of Osprey Opco by virtue of their control of the Company and have substantial participation rights through their ability to indirectly control the actions of the general partner.

Because Osprey Opco lacks any of the three characteristics of a VIE and its limited partners have substantive kick-out and participation rights, the Company has determined that it is not a VIE.

Additionally, as stated in the Company’s response to prior comment 5 in its response letter dated July 16, 2018, the Company carefully considered in detail the factors set forth in ASC 805-10-55-12 for determining which of the combining entities (Osprey Energy Acquisition Corp and Royal Resources L.P.) is the accounting acquirer. While the Company has concluded that Osprey Opco is not a VIE, we respectfully advise the Staff this assessment of whether Osprey Opco is a VIE would not impact the Company’s accounting acquirer analysis for the business combination since the Company is accounting for the transaction under GAAP as a reverse recapitalization.

FASB ASC paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 relating to determination of the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (“VIE”) is acquired. Since the Company has concluded that a VIE is not being acquired, the guidance in General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest is applicable.

As noted in the Company’s response to prior comment 5 in its response letter dated July 16, 2018, the Company respectfully advises the Staff that the Company considered in detail the factors set forth in ASC 805-10-55-12 and determined to account for the exchange transaction as a reverse recapitalization based on the balance of these factors.

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5.	We understand from your response to prior comment 8, including the additional disclosure on page 2, that your illustrative redemption scenario is not necessarily the maximum redemption possibility that is under consideration. Please expand your discussion of the illustrative redemption scenario on page 67 to include details comparable to those added on page 2. Given the possibilities outlined in your reply, explain your view as to whether additional pro forma financial statements would be necessary to comply with Rule 11-02(b)(8) of Regulation S-X, or if you believe you are able to adequately clarify the effects, parameters and likelihood of any alternate scenarios that may occur in narrative form. Please disclose under this heading the full range of redemption and financing scenarios that may occur and have significant effects beyond those that are depicted in your pro forma financial statements.

Response: The Company has revised Amendment No. 1 on page 2 of Amendment No. 2 to remove the statements that the actual amount of redemptions could be more than the illustrative redemption scenario of 8,599,250 shares. The revised disclosure makes clear that the illustrative redemption scenario presented in the proxy statement is the maximum amount of allowable redemptions that may result under the Contribution Agreement. Royal has informed the Company that it is not contemplating waiving any closing conditions, including the condition that the cash consideration available to be paid to the Contributors is at least $355 million, or the covenant that Osprey not incur debt financing proceeds in excess of $75 million. As a result, the Company believes that the current disclosure presents the maximum redemption possibility that is under consideration and provides the full range of possible results that may occur as required by Rule 11-02(b)(8) of Regulation S-X. In response to the Staff's comment, the Company has also revised Amendment No. 1 on pages 67 and 77 of Amendment No. 2 to expand the discussion of the illustrative redemption scenario.

Background of the Business Combination, page 98

6.	We note your revised disclosure in response to prior comment 11. Please expand your timeline to clarify when Osprey provided indications of preliminary interest to seven alternative acquisition targets. In addition, with respect to the April 30, 2018 Osprey board meeting, please disclose the number of other potential acquisition targets under consideration and describe the stage of consideration of each target.

Response: The Company has revised Amendment No. 1 on page 99 of Amendment No. 2 in response to the Staff’s comment.

Osprey’s Board of Directors’ Reasons for the Approval of the Business Combination, page 103

7.	We note your revised disclosure in response to prior comments 17 and 18. Please disclose the multiples and multiple benchmarks that the Osprey board used in its analyses and discuss the conclusion of the Osprey board with respect to each analysis.

Response: The Company has revised Amendment No. 1 on page 103 of Amendment No. 2 in response to the Staff’s comment.

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Financial Statements, page F-1

Independent Auditors’ Report of Royal Resources LP, page F-36

8.	We note your response to prior comment 7, pertaining to the audit of predecessor financial statements. If you are able to show that Royal would be appropriately identified as the accounting acquirer/predecessor, we believe that you would need to obtain and file audit reports prepared in accordance with PCAOB standards for the historical annual financial statements of Royal in your proxy statement.

Response: The Company has obtained and filed audit reports prepared in accordance with PCAOB standards for the historical annual financial statements of Royal and has revised Amendment No. 1 on page F-36 of Amendment No. 2 in response to the Staff’s comment.

*       *       *       *       *       *

We hope that the foregoing, and the revisions to Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1394 or Remi P. Korenblit at (212) 403-1194.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Osprey Energy Acquisition Corp.
Jeffrey F. Brotman

Kirkland & Ellis LLP Claire E. James

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